                                EXHIBIT NO. 19


                    REPORTS FURNISHED TO SECURITY-HOLDERS

[Deloitte &
  Touche LLP LOGO]



- ----------------------------------------------------------------------------


                    CINTECH TELE-MANAGEMENT SYSTEMS, INC.

                    Financial Statements for the Nine Months
                    Ended March 31, 1996 and 1995 and
                    Independent Accountants' Report


- ----------------------------------------------------------------------------








[Deloitte Touche
 Tohmatsu
 International
   LOGO      ]

[Deloitte &
 Touche LLP LOGO]                      [LETTERHEAD]




INDEPENDENT ACCOUNTANTS' REPORT

To the Stockholders of
  Cintech Tele-Management Systems, Inc.

We have reviewed the accompanying balance sheets of Cintech Tele-Management Systems, Inc. (the "Company") as of March 31, 1996 and 1995 and the related statements of operations for the three months and the nine months then ended and of stockholders' equity and cash flows for the nine months then ended (all expressed in U.S. dollars). These financial statements are the responsibility of the Company's management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytic procedures to financial data and of making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to such financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with generally accepted auditing standards, the balance sheet of the Company as of June 30, 1995, and in our report dated October 11, 1995, we expressed an unqualified opinion on that balance sheet.


[DELOITTE & TOUCHE LLP SIG]

April 23, 1996





[Deloitte Touche
 Tohmatsu
 International LOGO]

CINTECH TELE-MANAGEMENT SYSTEMS, INC.

BALANCE SHEETS
MARCH 31, 1996, JUNE 30, 1995 AND MARCH 31, 1995
- ------------------------------------------------------------------------------

                                                 MARCH 31,      JUNE 30,       MARCH 31,
ASSETS                                             1996           1995           1995
                                                (UNAUDITED)                   (UNAUDITED)
CURRENT ASSETS:
  Cash and cash equivalents                     $  113,076     $  118,713     $   40,308
  Marketable securities (Note 3)                   928,875      1,745,663      2,381,755
  Accounts receivable, trade -
    (Net of allowance of $55,261,
    $57,073 and $38,974 at March 31,
    1996, June 30, 1995, and March 31,
    1995, respectively) (Note 2)                 1,210,945        872,363        785,480
  Inventory (Note 2)                             1,012,008        499,496        225,229
  Prepaid expenses                                  15,845
                                                ----------     ----------     ----------
          Total current assets                   3,280,749      3,236,235      3,432,772
                                                ----------     ----------     ----------
FIXED ASSETS (Note 2):
  Equipment                                        546,481        475,068        437,143
  Furniture and fixtures                           123,586        110,113         60,232
                                                ----------     ----------     ----------
          Total                                    670,067        585,181        497,375
  Less accumulated depreciation                    362,854        286,767        275,165
                                                ----------     ----------     ----------
          Total fixed assets - net                 307,213        298,414        222,210
                                                ----------     ----------     ----------
OTHER ASSETS:

  Deposits                                           5,062          5,062          5,062
  Deferred software development
    costs - net (Note 2)                           268,753        232,357        239,847
                                                ----------     ----------     ----------
          Total other assets                       273,815        237,419        244,909
                                                ----------     ----------     ----------

TOTAL                                           $3,861,777     $3,772,068     $3,899,891
                                                ==========     ==========     ==========

LIABILITIES AND
STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

  Accounts payable                              $  888,517     $  599,950     $  492,320
  Accrued liabilities:
    Accrued salaries                               105,517         34,827         71,642
    Accrued payroll taxes                            6,780         12,660          6,371
    Accrued vacation                                49,803         50,649         34,442
    Accrued lease termination costs
      (Note 4)                                     158,950        164,702         86,061
    Other                                           57,647         38,573         34,982
  Deferred maintenance revenue
    (Note 2)                                        90,519         88,008         84,929
                                                ----------     ----------     ----------
          Total current liabilities              1,355,733        989,369        810,747
                                                ----------     ----------     ----------
ACCRUED LEASE TERMINATION
  COSTS (Note 4)                                    37,118         84,298        174,731
                                                ----------     ----------     ----------
STOCKHOLDERS' EQUITY
  (Notes 1, 5, 6):
  Common stock                                   8,972,958      8,965,690      8,958,211
  Contributed capital                              675,757        675,757        675,757
  Treasury stock                                    (2,290)        (2,290)        (2,290)
  Accumulated deficit                           (7,177,499)    (6,940,756)    (6,717,265)
                                                ----------     ----------     ----------
          Total stockholders' equity             2,468,926      2,698,401      2,914,413

                                                ----------     ----------     ----------

TOTAL                                           $3,861,777     $3,772,068     $3,899,891
                                                ==========     ==========     ==========

See notes to financial statements.

CINTECH TELE-MANAGEMENT SYSTEMS, INC.

STATEMENTS OF OPERATIONS (UNAUDITED)
FOR THE THREE MONTHS AND NINE MONTHS ENDED MARCH 31, 1996 AND 1995
- ------------------------------------------------------------------------------

                                         For The        For The           For The          For The
                                      Three Months    Three Months      Nine Months      Nine Months
                                          Ended           Ended            Ended            Ended
                                        March 31,       March 31,        March 31,        March 31,
                                          1996             1995             1996             1995
NET SALES (Note 2)                     $2,360,474       $1,235,618       $5,985,030       $3,548,887

COST OF PRODUCTS SOLD                     821,465          374,908        1,856,081        1,100,807

AMORTIZATION OF DEFERRED
  SOFTWARE DEVELOPMENT
  COSTS (Note 2)                           37,755           14,157          103,306           71,343

LICENSING FEES                            119,267          105,933          385,152          292,223
                                       ----------       ----------       ----------       ----------
GROSS PROFIT                            1,381,987          740,620        3,640,491        2,084,514

RESEARCH AND
  DEVELOPMENT                              39,074           99,163          233,605          279,566

SELLING, GENERAL AND
  ADMINISTRATIVE (Notes 2, 4)           1,375,712          909,454        3,625,806        2,656,192

LEASE TERMINATION
  COSTS (Note 4)                           23,693          275,000           74,943          275,000
                                       ----------       ----------       ----------       ----------
LOSS FROM OPERATIONS                      (56,492)       (542,997)        (293,863)       (1,126,244)

OTHER INCOME - Interest income             13,649          46,215           57,120           142,619
                                       ----------       ----------       ----------       ----------

NET LOSS                               $  (42,843)      $ (496,782)      $ (236,743)      $ (983,625)
                                       ==========       ==========       ==========       ==========

LOSS PER SHARE (Note 5)                $     0.00       $    (0.04)      $    (0.02)      $    (0.08)
                                       ==========       ==========       ==========       ==========



See notes to financial statements.

CINTECH TELE-MANAGEMENT SYSTEMS, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY (UNAUDITED)
FOR THE NINE MONTHS ENDED MARCH 31, 1996 AND 1995
- -------------------------------------------------------------------------------

                                     Common                                                Total
                                     Stock     Contributed   Treasury    Accumulated    Stockholders'
                                 No Par Value    Capital      Stock        Deficit         Equity
BALANCE AT JUNE 30, 1994          $8,958,211     $675,757                $(5,733,640)    $3,900,328

PURCHASE OF TREASURY SHARES                                  $(2,290)                        (2,290)

NET LOSS                                                                    (983,625)      (983,625)
                                  ----------     --------    -------     -----------     ----------

BALANCE AT MARCH 31, 1995         $8,958,211     $675,757    $(2,290)    $(6,717,265)    $2,914,413
                                  ==========     ========    =======     ===========     ==========

BALANCE AT JUNE 30, 1995          $8,965,690     $675,757    $(2,290)    $(6,940,756)    $2,698,401

SALE OF COMMON STOCK                   7,268                                                  7,268

NET LOSS                                                                    (236,743)      (236,743)
                                  ----------     --------    -------     -----------     ----------

BALANCE AT MARCH 31, 1996         $8,972,958     $675,757    $(2,290)    $(7,177,499)    $2,468,926
                                  ==========     ========    =======     ===========     ==========



See notes to financial statements.

CINTECH TELE-MANAGEMENT SYSTEMS, INC.

STATEMENTS OF CASH FLOWS (UNAUDITED)
FOR THE NINE MONTHS ENDED MARCH 31, 1996 AND 1995
- ------------------------------------------------------------------------------

                                                                              1996                  1995
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                                 $ (236,743)           $ (983,625)
                                                                           ----------            ----------
  Adjustments to reconcile net loss to net cash used in operating activities:
    Depreciation                                                               77,009                51,377
    Accrued rent                                                                7,526                   832
    Amortization of software development costs                                103,306                71,343
    Provision for doubtful accounts                                            (1,812)               19,126
    Loss on disposal of fixed assets                                              613
    Changes in assets and liabilities:

      Increase in accounts receivable                                        (336,770)             (173,949)
      Increase in inventory                                                  (512,512)              (72,865)
      Increase (decrease) in prepaid expenses                                 (15,845)               10,840
      Increase in accounts payable                                            288,567                42,511
      Increase (decrease) in accrued expenses                                  73,511               (52,437)
      Increase (decrease) in accrued lease termination costs (Note 4)         (52,932)              260,792
      Increase in deferred maintenance revenue                                  2,511                18,534
                                                                           ----------            ----------
          Total adjustments                                                  (366,828)              176,104
                                                                           ----------            ----------
          Net cash used in operating activities                              (603,571)             (807,521)
                                                                           ----------            ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from marketable securities                                         816,788             1,015,367
  Purchase of fixed assets                                                    (86,421)             (120,959)
  Expenditures for software development costs                                (139,701)              (58,085)
                                                                           ----------            ----------
          Net cash provided by investing activities                           590,666               836,323
                                                                           ----------            ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from sale of common stock                                            7,268
  Purchase of treasury shares                                                                        (2,290)
                                                                           ----------            ----------
          Net cash provided by (used in) financing activities                   7,268                (2,290)
                                                                           ----------            ----------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS                                                                  (5,637)               26,512

CASH AND CASH EQUIVALENTS:
  Beginning of period                                                         118,713                13,796
                                                                           ----------            ----------

  End of period                                                            $  113,076            $   40,308
                                                                           ==========            ==========



See notes to financial statements.

CINTECH TELE-MANAGEMENT SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS
AS OF JUNE 30, 1995 (UNAUDITED) AND AS OF MARCH 31, 1996 AND 1995 AND
FOR THE TWO NINE-MONTH PERIODS THEN ENDED
- -------------------------------------------------------------------------------

1.       INITIAL PUBLIC OFFERING

         In January 1994, Cintech Tele-Management Systems, Inc. (the "Company") completed its initial public offering of 2,181,820 shares of common stock (the "Offering"). Prior to the Offering, common shares were split at a ratio of 83,757 to 1. All share information, including earnings per share, gives effect to this split. The Company's shares are traded on the Toronto Stock Exchange (TSE) under the symbol "CTM".

         The net proceeds of the Offering, after deducting applicable issuance costs and expenses, were $7,723,209. The proceeds were used to repay approximately $3,300,000 of indebtedness, to provide for increased sales, marketing, and product development activities, and for additional working capital.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Nature of Business - The Company develops and markets computer software in the emerging Computer-to-Telephone Integration (CTI) industry which integrates the voice functions of the telephone with the data functions of the computer to provide various business applications. This provides the means for small to mid-sized offices to take advantage of the rapid advances and emerging capabilities of CTI. This is accomplished through StarDome, the Company's marketing and distribution organization that offers Business and Personal Computer Telephony Applications to this market. StarDome applications may be developed by the Company or by selected development companies. These products are offered through the Company's extensive distribution network with all the major telephone companies in North America.

         Use of Estimates - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Financial Statement Presentation - These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are expressed in United States dollars. The differences in accounting principles generally accepted in the United States of America and Canada are described in Note 8.

         Revenue - The Company records revenue from product sales when the product is shipped.

         The Company sells product maintenance agreements which provide for repair of hardware and no-cost upgrade of software. These agreements normally cover a one-year period with revenue being recognized on a straight-line basis over the maintenance period.

Depreciation - Fixed assets are carried at cost. Depreciation is based on the estimated useful lives of the assets and is computed using an accelerated method. Depreciation is computed using the following useful lives:

Equipment                          5 years
Furniture and Fixtures             7 years

Inventory - Inventories are valued at the lower of cost or market, with cost being computed using the first-in, first-out method. Inventories consist of:

                                         MARCH 31,      JUNE 30,      MARCH 31,
                                           1996           1995          1995
Literature and other documentation      $   59,117      $ 51,980      $ 48,730
Computer hardware                          952,891       447,516       176,499
                                        ----------      --------      --------

Total inventory                         $1,012,008      $499,496      $225,229
                                        ==========      ========      ========


Significant Customers - Most of the Company's sales are to distributors in the telephony industry.

The Company had sales to major distributors, as follows:

                SALES FOR THE THREE    SALES FOR THE THREE      SALES FOR THE NINE      SALES FOR THE NINE
                    MONTHS ENDED           MONTHS ENDED            MONTHS ENDED           MONTHS ENDED
                      MARCH 31,              MARCH 31,               MARCH 31,              MARCH 31,
                        1996                   1995                    1996                   1995
                ------------------      ------------------      ------------------      ------------------
                 AMOUNT          %       AMOUNT          %        AMOUNT         %       AMOUNT          %
Customer A      $347,788        15%     $ 95,355         8%     $  677,734      11%     $392,296        11%
Customer B       193,701         8%      133,743        11%        468,618       8%      360,926        10%
                --------        --      --------        --      ----------      --      --------        --

Total           $541,489        23%     $229,098        19%     $1,146,352      19%     $753,222        21%
                ========        ==      ========        ==      ==========      ==      ========        ==

  The Company had gross accounts receivable from major distributors, each of which was in excess of 10% of the Company's total accounts receivable, as follows:


                                                                        Percent of
                                                                          Gross
                                                                         Accounts
                                    Distributors                        Receivable
March 31, 1996                           0                                  0%
June 30, 1995                            2                                 20%
March 31, 1995                           0                                  0%

         International Sales - The Company had international sales as follows:

                SALES FOR THE THREE    SALES FOR THE THREE      SALES FOR THE NINE      SALES FOR THE NINE
                    MONTHS ENDED           MONTHS ENDED            MONTHS ENDED           MONTHS ENDED
                      MARCH 31,              MARCH 31,               MARCH 31,              MARCH 31,
                        1996                   1995                    1996                   1995
                ------------------      ------------------      ------------------      ------------------
                 AMOUNT          %       AMOUNT          %        AMOUNT         %       AMOUNT          %
Canada          $227,587        10%     $173,761        14%     $647,691        11%     $478,568        13%
Other              5,405         0%        8,650         1%        6,845         0        19,775         1%
                --------        --      --------        --      --------        --      --------        --
Total           $232,992        10%     $182,411        15%     $654,536        11%     $498,343        14%
                ========        ==      ========        ==      ========        ==      ========        ==



         Software Development Costs - Costs incurred internally for creation of the computer software product are charged to research and development expense when incurred until technological feasibility has been established for the product. Thereafter, until general release, all software production costs are capitalized and subsequently reported at the lower of amortized cost or net realizable value. As the Company's products are in their early product life cycle, the capitalized costs are amortized on a straight-line basis over the estimated economic life of the product.

         Costs capitalized were $74,338 and $ 2,804 and related amortization was $37,755 and $14,157 for the three months ended March 31, 1996 and 1995, respectively. Costs capitalized were $139,701 and $58,085 and related amortization was $103,306 and $71,343 for the nine months ended March 31, 1996 and 1995, respectively.

         Cash and Cash Equivalents - For purposes of reporting cash flows, the Company considers all money market instruments to be cash equivalents.

3.       MARKETABLE SECURITIES

         The Company maintains various investments in treasury bills which are classified as held to maturity and are reported at amortized cost in accordance with FASB Statement No. 115 "Accounting for Certain Investments in Debt and Equity Securities". All items mature within one year. At March 31, 1996, June 30, 1995 and March 31, 1995 the cost and market value of the investments is summarized below:

                                                                                 NET
                                                 AMORTIZED                    UNREALIZED
DESCRIPTION                                        COST           MARKET         GAIN
March 31, 1996 - United States Treasury Bills   $  928,874      $  944,959      $16,085
                                                ==========      ==========      =======

June 30, 1995 - United States Treasury Bills    $1,745,663      $1,748,549      $ 2,886
                                                ==========      ==========      =======

March 31, 1995 - United States Treasury Bills   $2,381,754      $2,382,870      $ 1,116
                                                ==========      ==========      =======

4.       OPERATING LEASES

         Operating Leases - The Company leases its office facility in Norwood, Ohio. This operating lease, which began in March 1995 and expires in March 2002, calls for escalating lease payments over the term of the lease. The Company records lease expense on a straight-line basis over the life of the lease.

The annual minimum rent to be paid under the operating lease agreement for the facility in Norwood, Ohio is as follows:

   Year Ending March 31,
        1997                                                         $162,563
        1998                                                          176,813
        1999                                                          205,000
        2000                                                          206,250
        2001                                                          220,000
        2002 and thereafter                                           238,333

Rent expense for the leased office space was $73,276 and $51,444 in the three-month periods ended March 31, 1996 and 1995, respectively. Rent expense for the leased office space was $203,651 and $134,500 in the nine month periods ended March 31, 1996 and 1995, respectively.

The Company remains obligated for the lease on its former office facility in Cincinnati, Ohio leased from a partnership in which two of the Company's stockholders, one of whom is also a director, are partners. As a result of the duplicate office facility the Company has accrued as lease termination cost the remaining lease payments on the Cincinnati facility, less projected sublease income and expenses.

5.       CAPITAL STOCK AND LOSS PER SHARE

The following schedule is a summary of the Company's shares of capital stock.

                                               Common                     In
                               Authorized      Issued     Outstanding   Treasury
Balance at March 31, 1995      15,000,000    12,260,486    12,258,486    2,000
                               ==========    ==========    ==========    =====

Balance at June 30, 1995       15,000,000    12,266,422    12,264,422    2,000
                               ==========    ==========    ==========    =====

Balance at March 31, 1996      15,000,000    12,272,331    12,270,331    2,000
                               ==========    ==========    ==========    =====

Loss per common share was based on the weighted average number of common shares outstanding during each period. Exercise of stock options is not assumed as the effect is antidilutive. The weighted average number of common shares outstanding was 12,267,028, 12,261,454 and 12,259,375 at March 31, 1996, June
30, 1995 and March 31, 1995, respectively.

6.       STOCK OPTION PLAN

During 1994, the Board of Directors approved a plan providing for the granting, to employees, options for the purchase of a maximum of 1,500,000 shares of common stock. In February 1994 the Company granted 141,500 stock options to its employees to purchase common stock at prices which reflect a discount from the market value at the date of grant. The related compensation expense is recognized over the period earned. Options granted become exercisable over a two-year period and expire at the end of ten years from the date of grant. In November 1994, the Company adjusted the exercise price on the options to $.88. In March 1995, the Company granted an additional 118,000 stock options to its employees. These options were granted at prices equal to the market value at the date of grant and become exercisable over a four-year period and expire at the end of ten years from the date of grant. As of June 30, 1995, the Company had granted options to purchase 259,500 shares of which 5,936 have been exercised, 47,042 are currently exercisable, 48,179 will become exercisable in February 1996 and 27,607 will become exercisable each March of 1996, 1997, 1998 and 1999. The remaining 47,915 options have been forfeited. As of March 31, 1996, the Company had granted options to purchase 304,500 shares of which 11,845 have been exercised, 61,836.8 are currently exercisable, and 51,501.5 will become exercisable each March of 1997 and 1998, 32,339.2 will become exercisable in March 1999, and 11,250 will become exercisable in March 2000. The remaining 84,226 options have been forfeited.

     In connection with its January 1994 initial public offering, the Company issued 218,182 stock options to its underwriters. These options are exercisable at any time until January 31, 1996 at $5.50 (Canadian) per share; any unexercised options expire at that time.

7.   INCOME TAXES

     Deferred income tax assets and liabilities are computed quarterly for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

     Deferred taxes at March 31, 1996 and June 30, 1995 consist of the following:


                                                      March 31,         June 30,
                                                        1996              1995
     Current deferred tax asset:
       Deferred revenue                              $  30,776         $  29,923
       Accrued compensation                             10,156             6,297
       Reserves not currently deductible                18,789            19,405
       Accrued lease termination costs                  54,043            55,999
       Accrued rent                                     11,641             9,082
                                                     ---------         ---------
           Total                                       125,405           120,706
       Less valuation allowance                       (125,405)         (120,706)
                                                     ---------         ---------
     Net                                             $       0         $       0
                                                     =========         =========

                                                      March 31,         June 30,
                                                        1996              1995
     Non-current deferred tax asset:
       Accrued lease termination costs              $   12,620      $   28,661
       Net operating loss carryforward               2,359,569       2,046,318
       Research and development credits                128,975         112,325
                                                    ----------      ----------
         Total                                       2,501,164       2,187,304
       Non-current deferred tax liability:
         Deferred software development costs           (91,376)        (79,001)
                                                    ----------      ----------
         Net non-current deferred tax asset          2,409,788       2,108,303
         Less valuation allowance                   (2,409,788)     (2,108,303)
                                                    ----------      ----------
       Net                                          $        0      $        0
                                                    ==========      ==========

    The provision for income taxes for the three months and nine months ended March 31, 1996 consists of the following:


                                                                        FOR THE THREE         FOR THE NINE
                                                                         MONTHS ENDED         MONTHS ENDED
                                                                           MARCH 31,            MARCH 31,
                                                                             1996                 1996
          Current provisions                                              $      0             $       0
          Deferred credit (debit)                                           17,549               306,184
                                                                          --------             ---------
                    Total                                                   17,549               306,184
          Less (increase) decrease in the valuation allowance              (17,549)             (306,184)
                                                                          --------             ---------
          Income tax expense                                              $      0             $       0
                                                                          ========             =========


    At March 31, 1996, the Company has net operating loss carryforwards of $6,896,495 for U.S. Federal tax purposes. Such loss carryforwards, if unused as offsets to future taxable income, will expire beginning in 2002 and continuing through 2010. Also at March 31, 1996, for U.S. Federal tax purposes, the Company has research and development credit carryforwards available to offset future income taxes of $128,975 which will begin to expire in 2002.

    The March 31, 1995 information is not presented herein as it was not readily attainable due to the change in the Company's year ended from February 28 to June 30.

8. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("CANADIAN GAAP AND U.S. GAAP")

    These financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

    During the nine months ended March 31, 1996, differences between Canadian GAAP and U.S. GAAP arose as a result of depreciation. For U.S. GAAP purposes, furniture and fixtures and equipment are depreciated over useful lives of seven and five years, respectively, using an accelerated method. For Canadian GAAP purposes, furniture and fixtures and equipment are to be depreciated over useful lives of five and three years, respectively, using a straight-line method. The difference does not have a material effect on income nor on the earnings per share calculation.

    The March 31, 1995 information is not presented herein as it was not readily attainable due to the change in the Company's year ended from February 28 to June 30.

                                  * * * * * *




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